VERTICAL COMPUTER SYSTEMS, INC.
                           201 MAIN STREET, SUITE 1175
                              FORT WORTH, TX 76102


June 22, 2006

VIA EDGAR AND FACSIMILE (202) 772-9210
--------------------------------------

Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4561
Washington, DC  20549

RE:      VERTICAL COMPUTER SYSTEMS, INC.
         FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005
         FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2006
         FILED 4/14/06
         FILE NO. 0-28685

Dear Mr. Gordon:

      This letter has been prepared in response to your request for Vertical Computer Systems, Inc. ("Vertical" or the "Company") to respond to the comments of the United States Securities and Exchange Commission (the "SEC" or the "Commission") as memorialized in your June 14, 2006 letter to me (the "Comment Letter") concerning the above-referenced Form 10-KSB for the fiscal year ended December 31, 2005 (the "Form 10-KSB") and Form 10-Q for the quarter ended March 31, 2006.

      The Company's responses to the Comment Letter appear below in boldface capitalization after a recitation of the relevant comment.


General
-------

COMMENT 1:        Please  provide  us  with  the  acknowledgements  that we have requested at the end of this letter.

RESPONSE:         THE  COMPANY   HEREBY   ACKNOWLEDGES   THE  FOLLOWING  TO  THE
                  COMMISSION:

                  o THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURES IN THE COMPANY'S FILING WITH THE COMMISSION UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, (THE "FILINGS");

                  o STAFF COMMENTS, OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS, DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILINGS; AND

                  o THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

Mr. Daniel L. Gordon
June 22, 2006
Page 2


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


NOTE 13. STOCK OPTIONS AND WARRANTS, PAGE F-33
----------------------------------------------


COMMENT 2:        We note your  response to comment 2.  Please  advise us of the revisions you intend to make in all future filings to clarify the terms of your outstanding stock options and warrants in accordance with paragraph A240 or SFAS 123(R). It does not appear that the requested disclosures were provided in the Form 10-Q filed May 22, 2006.

RESPONSE:         THE COMPANY  ACKNOWLEDGES THE COMMISSION'S  COMMENT 2. CERTAIN
                  DISCLOSURES  REQUIRED  BY SFAS  123(R),  PARAGRAPH  A240  WERE
                  OMITTED  FROM  THE  COMPANY'S  FINANCIAL  STATEMENTS  FOR  THE
                  QUARTER ENDED MARCH 31, 2006 BECAUSE THEY WERE NOT  APPLICABLE
                  OR  WERE  CONSIDERED  IMMATERIAL  OR  NON-SUBSTANTIVE.  FUTURE
                  FILINGS  WILL BE REVISED TO INCLUDE  AND  CLARIFY THE TERMS OF
                  THE  COMPANY'S  OUTSTANDING  STOCK  OPTIONS  AND  WARRANTS  IN
                  ACCORDANCE WITH PARAGRAPH A240 OF SFAS 123(R) AS FOLLOWS:

                  o THE COMPANY WILL INCLUDE A MORE DETAILED DESCRIPTION OF THE SHARE-BASED PAYMENT ARRANGEMENTS, INCLUDING THE GENERAL TERMS OF THE ARRANGEMENTS, SUCH AS THE REQUISITE SERVICE PERIOD AND ANY OTHER SUBSTANTIVE CONDITIONS, THE MAXIMUM CONTRACTUAL TERM OF EQUITY SHARE OPTIONS AND WARRANTS, AND THE NUMBER OF SHARES AUTHORIZED FOR AWARDS OF EQUITY SHARE OPTIONS AND WARRANTS. THE COMPANY WILL ALSO DISCLOSE THE METHOD USED FOR MEASURING COMPENSATION COST FROM SHARE-BASED PAYMENT ARRANGEMENTS WITH EMPLOYEES.

                  o THE COMPANY WILL INCLUDE THE EXPECTED TERM, EXPECTED VOLATILITY, EXPECTED DIVIDENDS, AND RISK-FREE RATES FOR SHARE OPTIONS.

                  o THE COMPANY WILL ALSO USE A MORE DETAILED DISCLOSURE CHECKLIST FOR ALL FUTURE FILINGS TO ENABLE THE COMPANY TO INCORPORATE ALL REQUIRED DISCLOSURES UNDER SFAS 123(R), ALTHOUGH THE AFFECT ON THE FINANCIAL STATEMENTS IS CONSIDERED IMMATERIAL.

Mr. Daniel L. Gordon
June 22, 2006
Page 3



      Should you have any questions concerning this Response Letter, please contact me at (323) 842-5241.


                                        Very truly yours,


                                        /s/ Richard Wade
                                        -------------------------------------
                                        Richard Wade
                                        President and Chief Executive Officer

cc:   Clayton E. Parker, Esq ,Kirkpatrick & Lockhart Nicholson Graham, LLP